November 30, 2018

VIA EDGAR

Alison White

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: AlphaCentric Prime Meridian Income Fund

File Nos. 333-216033 and 811-23230

Dear Ms. White:

On February 13, 2017, AlphaCentric Prime Meridian Income Fund (the "Fund" or the "Registrant") filed a registration statement under the Securities Act of 1933 on Form N-2 (the "Registration Statement") with respect to the Fund. On March 15, 2017, Marianne Dobelbower provided written comments to the Registration Statement. On September 21, 2018, the Registrant filed a pre-effective amended registration statement under the Securities Act of 1933 on Form N-2 (the "Amended Registration Statement") with respect to the Fund. On October 17, 2018, you provided oral comments to the Amended Registration Statement and the related response letter that sought to address Ms. Dobelbower’s comments. Further oral comments of a clarifying nature were received during October 2018, which are indirectly incorporated in the responses below. Please find below your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. For the ease of review, the following includes excerpts from certain original comments and responses when illustrative.

General

Comment 1. Please be advised that the accounting review of the Registrant’s filing will be conducted once the Registrant files so-called seed money financial statements and the review will include a review of those financials, the fee table, expense examples, and auditor consent.

Response. The Registrant acknowledges this comment.

Comment 2. Please include disclosure in relevant locations in the prospectus, the initial

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and ongoing due diligent reviews of underwriting conducted by each platform that will be conducted by the sub-adviser. Such review should include historical and updated review of loan performance through so-called "loan tapes" by loan type.

Response. The Registrant has amended disclosures to further clarify the sub-adviser’s initial and ongoing due diligent reviews of underwriting conducted by each platform by loan type.

Comment 3. Please include disclosure by loan type describing the nature of the evidence that the Fund’s qualified custodian will receive to demonstrate loan ownership and that the Fund will have the ability to enforce the loan.

Response. The Registrant has amended disclosures to include disclosure by loan type describing the nature of the evidence that the Fund’s qualified custodian will receive to demonstrate loan ownership and that the Fund will have the ability to enforce the loan.

Follow Up Comments to Original Response Letter

Comment 4. With respect to original comment 3, describing distribution channels, please remove the open-ended reference to "including" and specify only the channels that will be used.

Response. The Registrant has revised disclosures to specify only the channels that will be used.

Comment 5. With respect to original comment 6, please include risk disclosure describing the risk of the Fund failing to achieve adequate capitalization.

Response. The Registrant has expanded disclosures under Limited Operating History of Fund Risk to include such risks and included related disclosures where applicable.

Comment 6. With respect to original comment 9, please include a negative recitation that the Fund will not securitize pools of loans that it acquires or engage in other forms of structured finance origination in the normal course of business.

Response. The Registrant has revised disclosures to so state.

Comment 7. With respect to original comment 11, as to any security interest the Fund will hold with respect to a loan to a platform or its affiliate, please specify the nature of any security interest such a first or second priority.

Response. The Registrant has revised disclosures to specify the nature of any security interest a as first priority security interest.

Comment 8. With respect to original comment 12, the reference to "other transactions that provide the Fund with investment exposure to Marketplace Loans," is too open-ended. Please specify the exact nature of other transactions rather than refer to them as other.

Response. The Registrant has revised disclosures to specify credit default swaps rather than refer to other transactions.

Comment 9. With respect to original comment 14, (A) please endeavor to further clarify the sub-adviser's individual loan-level review. (B) Furthermore, please confirm that the Fund will only invest through platforms that have committed in writing to provide updated loan level data at least as frequently as the Fund computes its net asset value. Also, provide disclosure to this effect.

Response. (A) The Registrant has revised disclosures to clarify that the sub-adviser does not perform a loan-by-loan re-underwriting, but rather screens out loans below its quality minimum. (B) The Registrant confirms and has added disclosure to this effect.

Comment 10. Since the Fund recites that "the Fund is not permitted to invest in loans that are of subprime quality at the time of investment", please provide a precise definition of subprime.

Response. The Registrant has revised disclosures to provide a precise definition of subprime for both individuals and small to medium size businesses.

Comment 11. With respect to original comment 22(a), please update any platform-specific or unique risks that may have been identified.

Response. The Registrant has revised disclosures to include reference to specific risks related to LendingClub Corporation.

Comment 12. With respect to original comment 32(e), please include specific disclosures stating that the private funds in which the Fund invests will comply with Rule 206(4)-2 of the Investment Advisers Act of 1940 by providing annual financials that are audited by an independent registered public accountant that is registered with, and subject to regular inspection by, the PCAOB.

Response. The Registrant has revised disclosures to so state.

Comment 13. With respect to original comment 34, please confirm that the Fund will not include expected sales of Fund shares nor expected income from loans as a source of cash when complying with the liquidity requirements of Rule 23c-3(b)(10).

Response. The Registrant so confirms.

Comment 14. With respect to risks, please consider listing them by order of importance rather than alphabetically.

Response. Upon review, the Registrant believes that order of importance is dynamic and is likely to change over time and believes any attempt to rank might tend to mislead prospective shareholders and diverges from general industry conventions, which may also tend to mislead or confuse prospective shareholders.

Comment 15. With respect to interest rate risk, please include relevant recommendations from IM Guide 2014-01 and IM Guide 2016-02.

Response. The Registrant has included relevant recommendations from the guides.

Comment 16. With respect to original comment 39, please add risk disclosure explaining the tax risks of the platforms being deemed "issuers" under Subchapter M and explain how this could impact the Fund's ability to qualify as a registered investment company under Subchapter M of the Internal Revenue Code (the "IRC").

Response. Upon review the Registrant believes current disclosures address this point and the Registrant does not believe it can further elaborate on existing disclosures with diluting their impact.

Comment 17. Please confirm that the Fund will not impose a distribution fee (akin to a 12b-1 fee) in the first year of operations.

Response. The Registrant so confirms.

Comment 18. Please remove the second expense example as the Fund does not charge a redemption fee.

Response. The Registrant has made the requested revision.

Comment 19. (A) In the disclosures following the fee table, please include a specific estimate of offering proceeds to the Registrant. (B) Please provide an undertaking to supplement (i.e. sticker) the Fund's prospectus, if during the offering period it becomes clear that the assumptions made with respect to the fee table, including estimated offering proceeds and net asset value, should become inaccurate for the first year of operations.

Response. (A) The Registrant has included in the disclosures following the fee table, please include a specific estimate of offering proceeds to the Registrant. (B) The Registrant undertakes to supplement (i.e. sticker) the Fund's prospectus, if during the offering period it becomes clear that the assumptions made with respect to the fee table, including estimated offering proceeds and net asset value, should become inaccurate for the first year of operations.

Comment 20. With respect to original comment 49, please include in an appropriate location in the prospectus the language from the original response "The sub-adviser will further filter the loans based on independent criteria after they have been filtered by each platform's own independent underwriting and loan grading methodologies. Factors are not weighted but serve as a combined screening device."

Response. The Registrant has made the requested revision.

Comment 21. With respect to original comment 55, please include in an appropriate location in the prospectus that "the Fund has adopted a valuation policy which states that (1) the unit of account is at the individual loan level and (2) fair valuation will be performed using inputs which incorporate borrower level data."

Response. The Registrant has made the requested revision.

Comment 22. With respect to original comment 57 related to the Statement of Additional Information, because the Fund has adopted a fundamental policy to invest more than 25% of total assets in an industry group identified as "diversified financials" and this group is not derived from SIC and NAICS classification schemes typically used by funds, please include a further more-specific definition of diversified financials.

Response. The Registrant has made the requested revision.

Comment 23. The staff is re-issuing comment 61, "Please confirm that the Fund has received an opinion of counsel regarding the Fund's ability to qualify as a registered investment company under Subchapter M of the IRC. Please file the opinion of counsel as an exhibit to the registration statement. For guidance, please see Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (Oct. 14, 2011)." as it believes that the guidance compels such an opinion.

Response. Based on subsequent discussions, the Registrant understands that the current robust tax risk disclosures are sufficient to address this issue without incurring the expense of procuring a tax opinion.

Comment 24. Please provide a source for the reference to "[t]he Fund has been advised that it is the current view of the SEC and its Staff that the purchase of whole loans through marketplace lending platforms involves the purchase of "securities" issued by the originating platforms under the Securities Act" or remove such reference.

Response. Upon review, the Registrant notes that this positon was communicated in the original SEC staff comment letter dated March 15, 2017, (comment 22.b) which requested, in part, "[i]n the appropriate section of the Registration Statement, please disclose that the purchase of whole loans through an alternative lending platform involves the purchase of "securities" under the 33 Act, issued by the originating platforms, and that the purchase of whole loans by the Fund involves the purchase of securities." The Registrant notes that this disclosure appears to be a standard disclosure based on the offering documents of similar funds.

If you have any further questions or additional comments, please contact Parker D. Bridgeport at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Parker D. Bridgeport

Parker D. Bridgeport